EXHIBIT 99.1

China Hydroelectric Corporation Receives Continued Listing Standards
Notice from the New York Stock Exchange

NEW YORK, June 29, 2012 /PRNewswire-Asia-FirstCall/ -- China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced that on June 27, 2012, the Company was notified by the New York Stock Exchange (“NYSE”) that it was not in compliance with the NYSE’s continued listing standard that requires that the average closing price of the Company’s American Deposit Shares (“ADS”) not fall below $1.00 per ADS for any consecutive 30-trading-day period.

The Company’s ADS continue to trade on the NYSE, subject to the Company’s compliance with other NYSE continued listing requirements. Under NYSE rules, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance during the cure period if the Company’s ADS have a closing share price of at least $1.00 on the last trading day of any calendar month during the period and also have an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period. The Company has notified the NYSE that the Company intends to cure this deficiency within the prescribed timeframe.

“While this notice is disappointing, we are very confident in our strategy and encouraged by the positive developments which we have experienced so far this year,” said John D. Kuhns, Chairman and Chief Executive Officer. “We intend to deliver our plan to return to compliance with the NYSE regarding the listing standard, and we will explore various initiatives and work towards successful execution of the plan.”

About China Hydroelectric Corporation

China Hydroelectric is an owner and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 548 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric, please visit the Company’s website at http://www.chinahydroelectric.com.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China , and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2012 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations	Scott Powell, Senior Vice President
China Hydroelectric Corporation	MZ Group
Phone: +1-646-467-9810	Phone: +1-212-301-7130
Email: john.donahue@chinahydroelectric.com	Email: scott.powell@mzgroup.us